To: All Media
Date: April 17, 2009

Arrow Reports Strong First Quarter Operating Results

Arrow Financial Corporation (NasdaqGS® – AROW) announced operating results for the quarter ended March 31, 2009. Net income for the first quarter of 2009 was $6.7 million, representing diluted earnings per share (EPS) of $.63, or $.16 above the diluted per share amount of $.47 earned in the first quarter of 2008, when net income was $5.0 million. Return on average equity for the 2009 quarter was 21.09%, up from 16.07% for the quarter ended March 31, 2008. The results for both periods include certain non-recurring transactions which positively impacted earnings and are discussed further in this release. The cash dividend paid to shareholders in the first quarter of 2009 was $.25, or 4.2% higher than the $.24 paid in 2008.

Thomas L. Hoy, Chairman, President and CEO stated, "We are pleased to report strong earnings for the first quarter of 2009, especially in light of the financial challenges confronting our national and local economies. Although net income for each period was significantly affected by certain non-recurring transactions, the underlying operating results reflect a favorable comparison. This performance was driven by an increase in the average level of earning assets and a widening of the net interest margin, which together led to a substantial increase in net interest income.

Average assets grew to $1.681 billion in the first quarter of 2009 versus $1.606 billion for the same quarter last year, an increase of 4.7%. The growth in average assets was focused in the loan portfolio as average loans increased to $1.104 billion for the first quarter of 2009 from $1.039 billion in the 2008 first quarter, up 6.3%. Net interest income was favorably impacted by a rising net interest margin, which increased 34 basis points to 3.90% for the first quarter of 2009 from 3.56% for the comparable quarter of 2008. Federal Reserve Bank actions to lower the targeted federal funds rate 400 basis points since December 2007 have led to significant reductions in short-term funding costs. This effect was the principal factor leading to the margin expansion as the volume of short-term sources of funds that repriced downward in the quarter significantly exceeded the volume of earning assets that repriced downward in the quarter.

During the first quarter of 2009, we recognized a net gain of $1.63 million after-tax, or a $.15 increase in diluted earnings per share, on the transfer of our merchant bank card processing to TransFirst LLC. In connection with this transfer, the Company and its subsidiary banks have entered into a relationship with TransFirst under which TransFirst will provide merchant bank card processing to merchant customers of the Company's subsidiary banks. This new arrangement with TransFirst provides an opportunity for the Company's subsidiary banks to develop new business through referrals, while eliminating the cost, responsibility and associated risks of administering a highly specialized processing service.

As previously reported, Visa successfully completed an initial public offering (IPO) during the first quarter of 2008 which included a mandatory partial redemption of our holdings in Visa shares. The gain on the Visa stock redemption together with other previously disclosed non-recurring transactions resulted in a positive impact on our net income of $385 thousand after-tax, or a $.04 increase in diluted earnings per share, in the first quarter of 2008.

Excluding these non-recurring transactions described in the preceding paragraphs, diluted earnings per share for the first quarter of 2009 would have equaled $.48 per share versus $.43 for the comparative 2008 quarter, an increase $.05 per share, or 11.6%.

Total assets at March 31, 2009 reached a record high of $1.713 billion, up $84.1 million, or 5.2%, over the March 31, 2008 balance of $1.629 billion. Deposit balances at March 31, 2009 reached a record $1.324 billion, representing an increase of $82.7 million, or 6.7%, from the March 31, 2008 level of $1.241 billion. Loan balances outstanding were $1.099 billion at March 31, 2009, representing an increase of $55.1 million, or 5.3%, from the balance at March 31, 2008, although down $11.0 million, or 1.0%, from year-end 2008.

Although business and consumer, primarily automobile, loan demand has softened in recent periods due to the recession, we continue to lend to credit qualified businesses and individuals within our market area. Demand for residential financings, however, intensified during the first quarter of 2009 and we originated $16.3 million of residential mortgages, or an increase of $5.5 million from the first quarter 2008 originations. However, many of these very low rate residential mortgage loans originated in the first quarter of 2009 were sold in the secondary market because of interest rate risk considerations and as a result were not reflected in outstanding loan balances at quarter end.

Our capital ratios remain strong and increased from year-end 2008. Total shareholders' equity rose $6.7 million since year-end 2008 to a record level of $132.5 million, our Tier 1 leverage ratio increased 34 basis points to 8.79% and our total risk-based capital ratio increased to 14.84%. The capital ratios of the Company and each subsidiary bank significantly exceeded the "well capitalized" regulatory standard. As previously disclosed, we elected to decline the offer from the U.S. Treasury to participate in the Troubled Asset Relief Program (TARP) Capital Purchase Program (CPP) given Arrow's strong financial and liquidity positions.

The ongoing deterioration of the real estate markets and increasing levels of unemployment nationally have continued to negatively impact many financial institutions, primarily as a result of their holdings of subprime or poor-quality mortgage loans, as well as investment securities backed by pools of such loans. Moreover, in recent periods many banks have begun to experience sudden and significant deterioration in all loan categories with sharp increases in delinquencies and charge-offs. To date, we have not been significantly affected by such trends. We have never engaged in the origination of subprime mortgage loans as a business line, nor do we hold mortgage-backed securities backed by subprime mortgages in our investment portfolio. Our commercial, residential real estate and indirect consumer loan portfolios had experienced no significant deterioration at quarter-end, although the communities we serve, like all areas of the U.S., have been feeling the effects of the recession.

Despite the significant troubles affecting the U.S. economy generally, asset quality remained high as of March 31, 2009, with nonperforming loans of $3.8 million, which represented .35% of period-end loans, the same ratio as of December 31, 2008. Nonperforming assets were $4.6 million at March 31, 2009, representing .27% of period-end assets, down three basis points from year-end 2008. Net loan losses for the 2009 period, expressed as an annualized percentage of average loans outstanding, were .12%, still low by industry averages but up from .08% for the 2008 period. Arrow's allowance for loan losses amounted to $13.5 million at March 31, 2009, which represented 1.22% of loans outstanding, an increase of two basis points from our year-end 2008 ratio.

As of March 31, 2009, assets under trust administration and investment management were $707.3 million, a 6.4% decrease from December 31, 2008 and a decrease of 22.8% from March 31, 2008. This decrease was the result of a general decline in the equity markets and led to a 13.0% decrease in fee income from fiduciary activities for the first quarter of 2009 compared to the first quarter of 2008. Included in assets under trust administration and investment management are our proprietary mutual funds, the North Country Funds, advised exclusively by our subsidiary, North Country Investment Advisers, Inc., with total assets of $180.7 million at March 31, 2009, down 8.9% from the balance a year ago.

In recent periods, many of our operating ratios have compared very favorably to our peer group, consisting of all U.S. bank holding companies having $1.0 to $3.0 billion in assets as identified in the Federal Reserve Bank's 'Bank Holding Company Performance Report.' The most current peer data available is for December 31, 2008. Most notably, our year-to-date return on average equity (ROE) for December 31, 2008 and March 31, 2009 (as adjusted for the net gain on the transfer of merchant bank card processing) was 16.26% and 15.94%, respectively, as compared to 3.18% for our peer group. The ratio of nonperforming loans to total loans was .35% for both December 31, 2008 and March 31, 2009, compared to the most recent ratio of 2.36% for our peer group. We also have maintained a higher total risk-based capital ratio than the average for our peer group."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY serving the financial needs of northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc. and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the company's Annual Report on Form 10-K for the year ended December 31, 2008.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
Income Statement		
Interest and Dividend Income	$21,523	$22,082
Interest Expense	6,792	9,295
Net Interest Income	14,731	12,787
Provision for Loan Losses	502	290
Net Interest Income After Provision for Loan Losses	14,229	12,497
Net Gain on Sales of Loans	77	9
Income From Fiduciary Activities	1,252	1,439
Fees for Other Services to Customers	2,026	1,881
Insurance Commissions	528	548
Net Gain on Securities Transactions	277	---
Gain on Visa Stock Redemption	---	749
Net Gain on Transfer of Merchant Bank Card Processing	2,700	---
Other Operating Income	107	221
Total Noninterest Income	6,967	4,847
Salaries and Employee Benefits	6,578	6,032
Occupancy Expenses of Premises, Net	960	893
Furniture and Equipment Expense	850	800
Amortization of Intangible Assets	89	96
Reversal of Visa Related Litigation Exposure	---	(306)
Other Operating Expense	2,896	2,664
Total Noninterest Expense	11,373	10,179
Income Before Taxes	9,823	7,165
Provision for Income Taxes	3,141	2,184
Net Income	$ 6,682	$ 4,981
Share and Per Share Data		
Period End Shares Outstanding	10,584	10,637
Basic Average Shares Outstanding	10,575	10,645
Diluted Average Shares Outstanding	10,604	10,694
Basic Earnings Per Share	$ 0.63	$ 0.47
Diluted Earnings Per Share	0.63	0.47
Cash Dividends	0.25	0.24
Book Value	12.52	11.94
Tangible Book Value [1]	10.97	10.38
Key Earnings Ratios		
Return on Average Assets	1.61%	1.25%
Return on Average Equity	21.09	16.07
Return on Tangible Equity [1]	24.18	18.54
Net Interest Margin [2]	3.90	3.56

[1]**Tangible Book Value and Tangible Equity** excludes intangible assets from total equity.

[2]**Net Interest Margin** includes a tax equivalent upward adjustment of 19 basis points in 2009 and 20 basis points in 2008.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

| | March 31, 2009 | | March 31, 2008 | |
	Period End	First Quarter Average	Period End	First Quarter Average
Balance Sheet				
Cash and Due From Banks	$ 24,674	$ 28,432	$ 37,046	$ 32,831
Interest-Bearing Bank Balances	75,911	55,777	---	1,082
Federal Funds Sold	---	---	40,000	41,698
Securities Available-for-Sale	333,170	313,827	352,163	334,078
Securities Held-to-Maturity	141,243	136,232	113,225	114,293
Loans	1,098,842	1,104,171	1,043,732	1,038,910
Allowance for Loan Losses	(13,450)	(13,313)	(12,480)	(12,408)
Net Loans	1,085,392	1,090,858	1,031,252	1,026,502
Premises and Equipment, Net	17,584	17,442	16,389	16,477
Goodwill and Intangible Assets, Net	16,450	16,433	16,593	16,614
Other Assets	18,240	22,095	21,924	22,507
Total Assets	$1,712,664	$1,681,096	$1,628,592	$1,606,082
Demand Deposits	$ 182,530	$ 180,966	$ 191,233	$ 182,118
Nonmaturity Interest-Bearing Deposits	746,958	713,635	633,270	605,008
Time Deposits of $100,000 or More	145,845	152,744	173,596	187,610
Other Time Deposits	248,436	246,777	242,923	248,471
Total Deposits	1,323,769	1,294,122	1,241,022	1,223,207
Short-Term Borrowings	54,905	53,257	59,677	51,782
Federal Home Loan Bank Advances	160,000	160,000	160,000	160,000
Other Long-Term Debt	20,000	20,000	20,000	20,000
Other Liabilities	21,451	25,210	20,842	26,407
Total Liabilities	1,580,125	1,552,589	1,501,541	1,481,396
Common Stock	14,729	14,729	14,729	14,729
Surplus	163,886	163,487	161,876	161,749
Undivided Profits	29,496	27,484	17,782	16,302
Unallocated ESOP Shares	(2,304)	(2,304)	(1,572)	(1,572)
Accumulated Other Comprehensive Loss	(7,451)	(9,255)	(2,751)	(3,833)
Treasury Stock	(65,817)	(65,634)	(63,013)	(62,689)
Total Shareholders' Equity	132,539	128,507	127,051	124,686
Total Liabilities and Shareholders' Equity	$1,712,664	$1,681,096	$1,628,592	$1,606,082
Assets Under Trust Administration and Investment Management	$707,310		$915,868	
Capital Ratios				
Tier 1 Leverage Ratio	8.79%		8.54%	
Tier 1 Risk-Based Capital Ratio	13.59		13.08	
Total Risk-Based Capital Ratio	14.84		14.28	

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	March 31,	
	2009	2008
Loan Portfolio		
Commercial, Financial and Agricultural	$ 86,357	$ 85,715
Real Estate – Commercial	203,315	189,085
Real Estate – Residential	459,926	433,799
Indirect and Other Consumer Loans	349,244	335,133
Total Loans	$1,098,842	$1,043,732
Allowance for Loan Losses, First Quarter		
Allowance for Loan Losses, Beginning of Period	$13,272	$12,401
Loans Charged-off	(421)	(295)
Recoveries of Loans Previously Charged-off	97	84
Net Loans Charged-off	(324)	(211)
Provision for Loan Losses	502	290
Allowance for Loan Losses, End of Period	$13,450	$12,480
Nonperforming Assets		
Nonaccrual Loans	$3,401	$2,060
Loans Past Due 90 or More Days and Accruing	413	1,006
Total Nonperforming Loans	3,814	3,066
Repossessed Assets	55	25
Nonaccrual Investments	400	---
Other Real Estate Owned	310	149
Total Nonperforming Assets	$4,579	$3,240
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, First Quarter Annualized	0.12%	0.08%
Provision for Loan Losses to Average Loans, First Quarter Annualized	0.18	0.11
Allowance for Loan Losses to Period-End Loans	1.22	1.20
Allowance for Loan Losses to Nonperforming Loans	352.65	407.05
Nonperforming Loans to Period-End Loans	0.35	0.29
Nonperforming Assets to Period-End Assets	0.27	0.20